SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(a)

(Amendment No.    )*

WAVE Life Sciences Ltd.

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

Y95308105

(CUSIP Number)

Name: Ken Takanashi

Address: St. Luke’s Tower 12F, 8-1, Akashi-cho, Chuo-ku, Tokyo, 104-0044, Japan

Tel: +81-3-5565-6148

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 16, 2015

(Dates of Event which Require Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Exchange Act by shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. Y95308105	13D

1	NAME OF REPORTING PERSON Shin Nippon Biomedical Laboratories, Ltd. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF THE GROUP (a) ☐ (b) ☐ Joint Filing
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2 (e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Japan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 5,885,478
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 5,885,478
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,885,478
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.7%
14	TYPE OF REPORTING PERSON CO

CUSIP No. Y95308105	13D

1	NAME OF REPORTING PERSON SNBL USA, Ltd. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF THE GROUP (a) ☐ (b) ☐ Joint Filing
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2 (e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Washington
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 286,663
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 286,663
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 286,663
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.4%
14	TYPE OF REPORTING PERSON CO

CUSIP No. Y95308105	13D

1	NAME OF REPORTING PERSON Ken Takanashi I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF THE GROUP (a) ☐ (b) ☐ Joint Filing
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2 (e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Not applicable
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,885,478
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,885,478
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,885,478
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.7%
14	TYPE OF REPORTING PERSON IN

Item 1.	Security and Issuer.

This Statement relates to the ordinary shares (the “Ordinary Shares”) of WAVE Life Sciences Ltd., a Singapore company (the “Issuer”). The Issuer’s principal executive offices are located at 8 Cross Street #10-00, PWC Building, Singapore 048424.

Item 2.	Identity and Background.

(a) The names of the reporting persons are Shin Nippon Biomedical Laboratories, Ltd. (“SNBL”), SNBL USA, Ltd. (“SNBL USA” and together with SNBL, the “SNBL Entities”) and Ken Takanashi (together with SNBL and SNBL USA, the “Reporting Persons”). SNBL is a Japanese corporation and SNBL USA is a Washington corporation.

(b) The business address of SNBL and Mr. Takanashi is 2438 Miyanoura-machi, Kagoshima City, Kagoshima 891-1394, Japan. The business address of SNBL USA is 6605 Merrill Creek Parkway, Everett, WA 98203.

(c) Ken Takanashi is an executive officer and member of the board of directors of SNBL and SNBL USA.

(d) During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding.

(e) During the last five years, none of the Reporting Persons were a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Takanashi is a citizen of Japan.

Item 3.	Source and Amount of Funds or Other Consideration.

The Issuer was formed as a result of the combination of companies under the common control of SNBL. SNBL held (i) 80% of the outstanding shares of an entity which is now known as WAVE Life Sciences USA, Inc. (“WAVE USA”) and (ii) 90% of an entity which is now known as WAVE Life Sciences (Japan) (“WAVE Japan”). In July 2012, SNBL formed WAVE Life Sciences Pte. Ltd. (a predecessor to the Issuer) for the purpose of combining these two entities. On September 13, 2012, in connection with two share-exchange transactions which resulted in WAVE USA and WAVE Japan becoming wholly-owned subsidiaries of the Issuer, the Issuer issued 808,318 Ordinary Shares to SNBL in exchange for its 3,000 shares of the common stock of WAVE USA and issued 909,762 Ordinary Shares to SNBL in exchange for its 1,374 ordinary shares of WAVE Japan. In October 2013, 1,536,209 of the Issuer’s Ordinary Shares held by SNBL were converted into 1,536,209 of the Issuer’s Series A preferred shares at the election of SNBL for no additional consideration.

In February 2014, the Issuer issued 2,365,139 Series A preferred shares and 1,515,596 Ordinary Shares to SNBL in exchange for the cancellation of certain debt obligations owed by the Issuer to SNBL in the amount of $9.6 million. The corresponding debt obligations were issued by SNBL in the Issuer’s favor between November 2012 and November 2013 with an aggregate original principal of $9.6 million and at the U.S. federal interest rate applicable at the time of each loan’s issuance. The Series A preferred shares are convertible into the Issuer’s Ordinary Shares at any time on the election of the SNBL on a one-for one basis.

On August 14, 2015, SNBL USA purchased 161,663 Series B preferred shares at a purchase price of approximately $12.37 per share.

On November 10, 2015, the Issuer’s Registration Statement on Form S-1 (File No. 333-207379) was declared effective by the Securities and Exchange Commission. On November 16, 2015, SNBL USA purchased 125,000 of the Issuer’s Ordinary Shares in connection with the closing of the Issuer’s initial public offering of its Ordinary Shares (the “IPO”) at a purchase price of $16 per share. The Series B preferred shares held by SNBL USA were automatically converted into the Issuer’s Ordinary Shares upon the closing of the IPO.

Item 4.	Purpose of Transaction.

The SNBL Entities acquired the Issuer’s securities for investment purposes. Ken Takanashi is a director of the Issuer, a director and executive officer of SNBL and a director of SNBL USA. Mr. Takanashi may be deemed to beneficially own all securities held by the SNBL Entities.

Subject to applicable legal requirements, the Reporting Persons may purchase additional securities of the Issuer from time to time in open market or private transactions, depending on their evaluation of the Issuer’s business, prospects and financial condition, the market for the Issuer’s securities, other developments concerning the Issuer, the reaction of the Issuer to the Reporting Persons’ ownership of the Issuer’s securities, other opportunities available to the Reporting Persons and general economic, money market and stock market conditions. In addition, depending upon the factors referred to above, and subject to the terms of the Lock-Up Agreements described in Item 6, below, the Reporting Persons may dispose of all or a portion of their securities of the Issuer at any time. The Reporting Persons reserves their right to increase or decrease their holdings on such terms and at such times as each may decide.

Other than as described in this Item 4 or consistent with the rights of the SNBL Entities set forth in the Investors’ Rights Agreement, as defined in Item 6 of this Statement, none of the Reporting Persons have any plans or proposals that relate to or would result in any of the matters referred to in paragraphs (a) through (j) of the instructions to Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

The information in this Item 5(a) and in Row 13 of each cover page to this Schedule with respect to SNBL and Mr. Takanashi is based on an aggregate of 24,834,645 shares of the Issuer’s Ordinary Shares consisting of (i) 20,933,297 Ordinary Shares issued and outstanding as of November 16, 2015, based on information provided by the Issuer and (ii) 3,901,348 Ordinary Shares underlying immediately convertible Series A preferred shares of the Issuer held by SNBL.

The information in this Item 5(a) and in Row 13 of each cover page to this Schedule with respect to SNBL USA is based on an aggregate of 20,933,297 shares of the Issuer’s Ordinary Shares issued and outstanding as of November 16, 2015, based on information provided by the Issuer.

(a) SNBL may be deemed to beneficially own 5,885,478 of the Issuer’s Ordinary Shares, representing 23.7% of the Issuer’s issued and outstanding shares and consisting of (i) 1,697,467 Ordinary Shares held by SNBL; (ii) 286,663 Ordinary Shares held by SNBL USA; and (iii) 3,901,348 Ordinary Shares underlying immediately convertible Series A preferred shares held by SNBL.

Mr. Takanashi may be deemed to beneficially own 5,885,478 of the Issuer’s Ordinary Shares, representing 23.7% of the Issuer’s issued and outstanding shares and consisting of (i) 1,697,467 Ordinary Shares held by SNBL; (ii) 286,663 Ordinary Shares held by SNBL USA; and (iii) 3,901,348 Ordinary Shares underlying immediately convertible Series A preferred shares held by SNBL.

SNBL beneficially owns 286,663 of the Issuer’s Ordinary Shares representing 1.4% of the issued and outstanding Ordinary Shares of the Issuer.

Each of the Reporting Persons expressly disclaims beneficial ownership of the securities of the Issuer owned by all other Reporting Persons except to the extent of its or his pecuniary interest therein.

(b) SNBL and Mr. Takanashi share the power to vote or dispose of the: (i) 1,697,467 Ordinary Shares held by SNBL; (ii) 286,663 Ordinary Shares held by SNBL USA; and (iii) 3,901,348 Ordinary Shares underlying immediately convertible Series A preferred shares held by SNBL.

SNBL USA shares the power to vote or dispose of the 286,663 ordinary it holds.

(c) On November 16, 2015, in connection with the closing of the IPO, SNBL USA purchased 125,000 of the Issuer’s Ordinary Shares at $16 per share.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, any proceeds from the sale of, the Ordinary Shares of the Issuer beneficially owned by any of the Reporting Persons.

(e) Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Investors’ Rights Agreement

The Issuer and certain shareholders of the Issuer, including SNBL and SNBL USA, are party to an Investors’ Rights Agreement dated as of August 14, 2015, pursuant to which the shareholders party thereto are entitled to demand Form S-3 and piggyback registration rights. Such shareholders have agreed not to exercise their registration rights during the initial 180 day period following the Issuer’s initial public offering.

Demand Registration Rights. At any time after 180 days of the closing of the IPO, the holders of at least a majority of the registrable securities have the right to require the Issuer to file one registration statement on Form S-1 to register all or a portion of their registrable securities provided that the anticipated aggregate offering price of the registrable securities to be sold under that registration statement on Form S-1 exceeds $25.0 million, net of underwriting discounts and commissions.

Form S-3 Registration Rights. After the closing of the IPO, the holders of at least 30% of the registrable securities have the right to demand that the Issuer file an unlimited number of registration statements on Form S-3 provided that the anticipated aggregate offering price of the registrable securities to be sold under the registration statement on Form S-3 exceeds $5.0 million, net of underwriting discounts and commissions.

Piggyback Registration Rights. If the Issuer proposes to register any of its securities for sale to the public under the Securities Act of 1933, as amended (the “Securities Act”), the holders of registrable securities (subject to certain exceptions) are entitled to receive notice of such registration and to request that the Issuer include their registrable securities for resale in the registration statement. The underwriters of any such offering will have the right to limit the number of shares to be included in such registration.

Expenses of Registration; Indemnification. The Issuer is generally required to bear all registration expenses incurred in connection with the demand, Form S-3 and piggyback registrations described above, other than underwriting commissions and discounts and will pay the reasonable fees and expenses, not to exceed $25,000, of one special counsel to represent all participating shareholders in a registration. The Investors’ Rights Agreement contains customary indemnification provisions with respect to registration rights.

Termination of Registration Rights. The demand, Form S-3 and piggyback registration rights described above will terminate three years after the closing of the IPO. In addition, the registration rights of a holder of registrable securities will expire if all of the holder’s registrable securities may be sold in a three-month period under Rule 144 of the Securities Act.

Lock-Up Agreements

The Issuer and the Reporting Persons have agreed that, without the prior written consent of the underwriters to the IPO, the Issuer and the Reporting Persons will not (subject to certain exceptions), during the period ending 180 days after November 10, 2015 (i) sell, offer to sell, contract to sell or lend, effect any short sale or establish or increase an open “put equivalent position” within the meaning of Rule 16a-1(h) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), pledge, hypothecate or grant any security interest in, or in any other way transfer or dispose of, directly or indirectly, any Ordinary Shares or any other securities convertible into or exercisable or exchangeable for Ordinary Shares; (ii) enter into any swap, hedge or similar arrangement or agreement that transfers, in whole or in part, the economic risk of ownership of the Ordinary Shares or any other securities convertible or exercisable or exchangeable for Ordinary Shares, regardless of whether any transaction described above is to be settled by delivery of securities, in cash or otherwise; (iii) make any demand for, or exercise any right with respect to, the registration under the Securities Act of the offer and sale of any Ordinary Shares or securities convertible or exchangeable or exercisable for Ordinary Shares, or cause to be filed a registration statement, prospectus or prospectus supplement (or an amendment or supplement thereto) with respect to any such registration; or (iv) publicly announce any intention to do any of the foregoing.

The foregoing restrictions shall not apply to transactions relating to Ordinary Shares purchased (i) in the IPO and (ii) in open market transactions after the completion of the IPO, provided that no filing under Section 16(a) of the Exchange Act will be required or will be voluntarily made during the lock-up period in connection with any subsequent sales of such shares purchased in the IPO or in the open market during the lock-up period

Item 7.	Material to be Filed as Exhibits.

Exhibit No. Description

Exhibit No.	Description

1	Joint Filing Agreement of the Reporting Persons

2	Investors’ Rights Agreement by and among the Company and certain of its shareholders, dated as of August 14, 2015 (Incorporated by reference to Exhibit 4.2 of the Issuer’s Registration Statement on Form S-1 (File No 333-207379), filed with the Securities and Exchange Commission on October 9, 2015).

3	Form of Lock-Up Agreement by and between the Company, Jeffries LLC and Leerink Partners LLC as Representative of the Several Underwriters, and each of the Reporting Persons

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: November 25, 2015	By:	/s/ Ken Takanashi
Ken Takanashi

Shin Nippon Biomedical Laboratories, Ltd.

Dated: November 25, 2015	By:	/s/ Ken Takanashi
Name: Ken Takanashi
Its: Senior Managing Director

SNBL USA, Ltd.

Dated: November 25, 2015	By:	/s/ Ken Takanashi
Name: Ken Takanashi
Its: Director